Exhibit 99.2

Deloitte & Touche LLP
5140 Yonge Street
Suite 1700
Toronto ON M2N 6L7
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Points International Ltd.

We have audited the accompanying consolidated financial statements of Points International Ltd. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and comprehensive income, accumulated deficit and accumulated other comprehensive loss and cash flows for the years then ended, and the notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Points International Ltd. and subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
March 15, 2011
Toronto, Canada

Deloitte & Touche LLP
5140 Yonge Street
Suite 1700
Toronto ON M2N 6L7
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Points International Ltd.

We have audited the internal control over financial reporting of Points International Ltd. and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 15, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
March 15, 2011
Toronto, Canada

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

AS AT DECEMBER 31,	2010	2009
ASSETS

CURRENT
Cash and cash equivalents	$28,463	$26,414
Restricted cash (Note 4)	1,776	802
Funds receivable from payment processors	4,624	5,855
Security deposits	2,123	2,463
Accounts receivable (Note 5)	2,054	1,907
Future income tax asset (Note 20)	984	945
Prepaid expenses and other assets (Note 6)	1,179	898
	41,203	39,284

PROPERTY AND EQUIPMENT (Note 7)	1,611	607
INTANGIBLE ASSETS (Note 8)	4,844	2,014
GOODWILL (Note 9)	4,205	4,205
OTHER ASSETS (Note 10)	613	1,033
	11,273	7,859
	$52,476	$47,143
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$3,781	$3,087
Current portion of other liabilities	629	609
Payable to loyalty program partners	31,337	30,215
	35,747	33,911

OTHER LIABILITIES	951	301
	36,698	34,212

SHAREHOLDERS’ EQUITY
ACCUMULATED OTHER COMPREHENSIVE LOSS	(2,269)	(2,566)
ACCUMULATED DEFICIT	(47,507)	(49,463)
	(49,776)	(52,029)

CAPITAL STOCK (Note 11)	56,683	56,662
CONTRIBUTED SURPLUS (Note 13)	8,871	8,298
	15,778	12,931
	$52,476	$47,143

APPROVED ON BEHALF OF THE BOARD:

/s/ Bernay Box                    Chairman
/s/ Robert MacLean           Director and Chief Executive Officer

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in thousands of United States dollars, except per share amounts)

FOR THE YEARS ENDED DECEMBER 31	2010	2009
REVENUE
Principal	$89,087	$70,781
Other partner revenue	6,577	8,946
Interest	14	52
	95,678	79,779
GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	76,006	63,057
Employment costs	10,617	10,637
Marketing and communications	1,350	1,749
Technology services	875	935
Amortization	895	783
Foreign exchange gain	(105)	(242)
Operating expenses (Note 14)	3,559	2,794
Restructuring charges (Note 24)	-	332
	93,197	80,045
OPERATING INCOME (LOSS) – before undernoted	2,481	(266)
OTHER EXPENSES
Interest and other charges	22	14
Impairment of long-lived assets (Note 15)	675	-
	697	14
INCOME (LOSS) BEFORE INCOME TAXES	1,784	(280)
Future income tax recovery (Note 20)	(172)	(344)
NET INCOME	1,956	64
OTHER COMPREHENSIVE INCOME
Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $201 (2009: nil)	446	-
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $67 (2009: nil)	(149)	-
OTHER COMPREHENSIVE INCOME	297	-
COMPREHENSIVE INCOME	$2,253	$64

EARNINGS PER SHARE (Note 16)
Basic	$0.13	$0.00
Diluted	$0.13	$0.00

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars)

FOR THE YEARS ENDED DECEMBER 31	2010	2009
ACCUMULATED DEFICIT – Beginning of year	$(49,463)	$(49,527)
NET INCOME	1,956	64
ACCUMULATED DEFICIT – End of year	$(47,507)	$(49,463)

ACCUMULATED OTHER COMPREHENSIVE LOSS – Beginning of year	$(2,566)	$(2,566)
OTHER COMPREHENSIVE INCOME	297	-
ACCUMULATED OTHER COMPREHENSIVE LOSS – End of year	$(2,269)	$(2,566)

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

FOR THE YEARS ENDED DECEMBER 31	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,956	$64
Items not affecting cash
Amortization of property and equipment	358	446
Amortization of deferred costs	-	2
Amortization of intangible assets	537	335
Future income tax recovery	(172)	(344)
Unrealized foreign exchange loss (gain)	204	(368)
Employee stock option expense (Note 13)	576	683
Impairment of long-lived assets (Note 15)	675	-
Unrealized gain on derivative contracts designated as cash flow hedges	430	-
Changes in non-cash balances related to operations (Note 17(a))	3,977	3,981
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	8,541	4,799
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(1,363)	(244)
Additions to intangible assets	(3,970)	(1,351)
Changes in restricted cash	(934)	(10)
CASH FLOWS USED IN INVESTING ACTIVITIES	(6,267)	(1,605)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock on exercise of stock options (Note 11)	18	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	18	-
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN
FOREIGN CURRENCY	(243)	366
INCREASE IN CASH AND CASH EQUIVALENTS	2,049	3,560

CASH AND CASH EQUIVALENTS – Beginning of year	26,414	22,854
CASH AND CASH EQUIVALENTS – End of year (Note 17(b))	$28,463	$26,414

Supplemental Information
Interest Received	$13	$68
Interest Paid	$7	$15

See Accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in thousands of United States dollars, unless otherwise noted, and except for share and per share amounts)

1.	BASIS OF PRESENTATION AND BUSINESS OF THE CORPORATION

The accompanying consolidated financial statements of Points International Ltd. (the “Corporation”) include the financial position, results of operations and cash flows of the Corporation and its wholly- owned subsidiaries, Points International (US) Ltd., Points International (UK) Limited, and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer offering or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The Corporation’s functional and reporting currency is the US dollar (US$).

2.	SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Note 25 describes the significant measurement differences between Canadian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) affecting the accompanying consolidated financial statements. A summary of significant accounting policies is set out below:

a)	Use of estimates

The preparation of the Corporation’s consolidated financial statements, in accordance with Canadian GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Corporation evaluates its estimates, including those related to provisions for doubtful accounts, the provision for transaction losses (credit card chargebacks), income taxes, stock-based compensation, revenue recognition, and the valuation of goodwill, intangible assets and long-lived assets. The Corporation bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances.

b)	Revenue recognition

The Corporation’s revenue is categorized as principal, other partner revenue, and interest and is generated through the technology services provided to loyalty program partners. Revenue is recognized when evidence of an arrangement exists, the fee is fixed or determinable, services have been provided, and collection of the receivable is reasonably assured.

The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various programs. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees are the up-front charges to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenue for the term of the contract. These technical design and development fees are recorded in accordance with Abstract 142 of the Emerging Issues Committee (“EIC-142”) of The Canadian Institute of Chartered Accountants (“CICA”) Handbook, “Revenue Arrangements with Multiple Deliverables”. As such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(ii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand-alone value to the loyalty program partner. This revenue is recognized on a percentage of completion basis.

(iii)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing and wholesaling of loyalty currency for loyalty program partners. The Corporation’s role as the principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing and commercial transaction support and is the primary obligor in the arrangement. As well, the Corporation assumes substantive credit and inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis in accordance with Abstract 123 of the Emerging Issues Committee (“EIC-123”) of the CICA Handbook, “Reporting Revenue Gross as a Principal versus Net as an Agent”. Related costs are recorded as part of direct costs of principal revenue.

(iv)

Loyalty program sign-up fees are charged to loyalty program partners at the commencement of a business relationship to gain access to the Corporation’s proprietary points.com web portal. This portal allows the end-consumers of loyalty programs to register and track the programs they participate in and allows them to transact loyalty currency in ways that are not possible within the core programs of the loyalty programs. The Corporation earns ongoing revenue from the ongoing transactions over the term of the contract. As such, in accordance with EIC-142, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(v)

Hosting fees are charged to certain loyalty program partners for the hosting of web- based services carried out by the Corporation. These fees are charged monthly to the loyalty program partners over the term of the contract. Revenue is recognized on a monthly basis over the term of the contract as it approximates the period of expected benefit.

(vi)

Management fees are charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation. This revenue is recognized over the period that the service is provided.

Other Partner Revenue

Other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Other partner revenues are recorded on a net basis. Other partner revenue also includes other revenues received from partners which are not transactional in nature but have been earned in the period.

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved Investment Policy. Interest revenue is recognized when earned on an accrual basis.

c)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase, and are carried at cost which approximates their fair value because of the short-term nature of the instruments.

d)	Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the Corporation and are typically deposited directly to the Corporation’s bank account within three business days from the date of sale.

e)	Security deposits

Security deposits are amounts held by the Corporation’s payment processors as collateral in accordance with the terms of the credit card processing agreements. This collateral balance is based on a percentage of the Corporation’s processing volume over the past six months.

f)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is based on the estimated useful lives of the assets using the following methods and annual rates:

Furniture and equipment	20% declining balance basis
Computer equipment	30% declining balance basis
Software	straight-line over 3 years
Leasehold improvements	straight-line over shorter of useful life or the lease term

In accordance with CICA Handbook Section 3063, “Impairment of long-lived assets,” the Corporation evaluates the carrying value of long-lived assets whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment has occurred if the carrying value of an asset is not recoverable. If the fair value is less than the carrying amount of the asset, an impairment charge is recognized for the difference.

g)	Intangible assets

Intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. When the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess.

For intangible assets subject to amortization, the Corporation assesses impairment only if impairment indicators exist. If the carrying amount of the finite lived intangible asset cannot be recovered from undiscounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

Patents are amortized over the useful life of the patent, commencing when the patents have been registered. As of December 31, 2010, the Corporation does not have any registered patents. Registered trademarks have been determined to have an indefinite life and are therefore not amortized.

Internal use software development costs are amortized on a straight-line basis over 3 years.

h)	Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the fair value. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

i)	Deferred costs

In relation to the Corporation’s technology design and development revenue, and loyalty program sign up fees involving revenue arrangements with multiple deliverables, the Corporation incurs direct upfront contract revenue initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue. These costs are deferred and amortized over the expected life of the agreement. Current portion of deferred costs is included in prepaid expenses and other assets whereas non-current portion of deferred costs is included in other assets.

j)	Payable to loyalty program partners

Payable to loyalty program partners includes amounts collected through ecommerce services for retailing, wholesaling and other loyalty currency services.

k)	Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is deferred and recognized over the expected life of the partner agreement. Deferred revenue also includes proceeds for mileage, where the issuance of this mileage to loyalty program members occurs at a later date. Deferred revenue also includes membership fees for services to be provided over a future period. This revenue is recognized over the membership term. Deferred revenue is included in other liabilities.

l)	Lease inducements

On signing the office lease, the Corporation received lease inducements from the landlord including a rent-free period of six months and a tenant improvement allowance based on square footage of rentable area of the premises. Lease inducements are amortized to rent expense on a straight-line basis over the term of the lease. Lease inducements are included in other liabilities.

m)	Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into United States dollars at exchange rates prevailing at the balance sheet date for monetary items. Revenue and expenses are translated at average exchange rates prevailing during the year. Realized and unrealized foreign exchange gains and losses are accounted for and disclosed separately and are included in net income.

The results of foreign operations, which are financially and operationally integrated with the Corporation, are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into the Corporation’s reporting currency, the United States dollar, at the rate of exchange prevailing at year-end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average exchange rates prevailing during the year except for amortization, which is translated at the rates of exchange applicable to the related assets.

n)	Income taxes

The Corporation uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

The Corporation provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

o)	Earnings per share

The Corporation uses the treasury stock method to calculate diluted earnings per share.

Diluted earnings per share considers the dilutive impact of the exercise of outstanding stock options as if the events had occurred at the beginning of the period or at the time of issuance, if later.

p)	Stock-based compensation

Employees

The Corporation has a stock option plan for directors, officers and employees. The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over the option’s vesting period and charged to income with a corresponding charge to contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. Any consideration paid on the exercise of stock options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to earnings.

Non-employees

For stock-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

q)	Financial instruments

Financial instruments are classified into one of the following five categories: held-for-trading (assets or liabilities), available-for-sale investments, loans and receivables, held-to-maturity, and other financial liabilities. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. All financial instruments are initially measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument.

Held-for-trading (assets or liabilities)

This category is comprised of certain investments in equity and debt instruments, stand-alone derivatives, other than those designated as hedging items, and embedded derivatives requiring separation. They are carried in the balance sheet at fair value with changes in fair value recognized in the statements of operations.

Available-for-sale investments

This category is comprised of those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments, or financial assets at fair value through profit or loss.

Loans and receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. They are initially recognized at fair value and subsequently carried at amortized cost, using the effective interest method, less any provision for impairment.

Held-to-maturity investments

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Corporation’s management has the positive intention and ability to hold to maturity and comprises certain investments in debt securities. These assets are initially recognized at fair value and subsequently carried at amortized cost, using the effective interest method, less any provision for impairment.

Other financial liabilities

Other financial liabilities include all financial liabilities other than those classified as held-for-trading and comprise trade payables, and other short-term monetary liabilities. These liabilities are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method.

The Corporation’s financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Held-for-trading	Fair value
Restricted cash	Held-for-trading	Fair value
Funds receivable from payment processors	Loans and receivables	Amortized cost
Short-term investments	Held-to-maturity	Amortized cost
Security deposits	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Payable to loyalty program partners	Other financial liabilities	Amortized cost

r)	Cash flow hedges

The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar. The change in fair value of cash flow hedges are recognized in the statement of comprehensive income, except for any ineffective portion, which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are reclassified to the statement of operations in the same period as the corresponding hedged items are recognized in income. Cash flow hedges that mature within one year are included in accounts payable and accrued liabilities.

3.	FUTURE ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS “)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged with IFRS, as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Corporation will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.

4.	RESTRICTED CASH

Restricted cash of $1,776 (2009 – $802) is held primarily as collateral for commercial letters of credit issued in accordance with the terms of business agreements.

5.	ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website and for amounts charged with respect to the loyalty program sign-up and technology design and development fees. The amount is presented net of an allowance for doubtful accounts. At year end the allowance was $20 (2009 - $8).

6.	PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following items:

	2010	2009
Prepaid expenses	$688	$759
Forward exchange contracts designated as cash flow hedges	430	-
Current portion of deferred costs	61	139
Balance, end of year	$1,179	$898

7.	PROPERTY AND EQUIPMENT

		Accumulated	Net Carrying
2010	Cost	Amortization	Amount
Furniture and equipment	$464	$205	$259
Computer equipment	818	416	402
Software	615	542	73
Leasehold improvements	942	65	877
	$2,839	$1,228	$1,611

		Accumulated	Net Carrying
2009	Cost	Amortization	Amount
Furniture and equipment	$420	$217	$203
Computer equipment	598	305	293
Software	1,154	1,062	92
Leasehold improvements	887	868	19
	$3,059	$2,452	$607

8.	INTANGIBLE ASSETS

Intangible assets of $4,844 (2009 - $2,014) are comprised of the following: a) Intangible assets subject to amortization

		Accumulated	Net Carrying
2010	Cost	Amortization	Amount
Patents (i)	$-	$-	$-
Internal use software development costs (ii)	6,344	1,595	4,749
	$6,344	$1,595	$4,749

		Accumulated	Net Carrying
2009	Cost	Amortization	Amount
Patents (i)	$470	$-	$470
Internal use software development costs (ii)	6,786	5,327	1,459
	$7,256	$5,327	$1,929

(i)

The Corporation had several patent applications pending approval that related directly to the process and technology that run the Corporation’s current business platform. The carrying amounts were actual costs incurred to date in pursuing patent applications. None of the patents had been granted and therefore no amortization had been recorded. In December 2010, management re-evaluated its patent strategy, and as a result, the Corporation recorded an impairment charge of $508, which represented the carrying value of all patent assets. The impairment charge is included in Impairment of long-lived assets (see Note 15) in the statements of operations. The remaining net book value is nil (2009 – $470).

(ii)

In October 2010, the Corporation recorded an impairment charge of $95 related to certain website development and technology assets related to technical assets which the Corporation is no longer utilizing. The impairment charge is included in Impairment of long-lived assets in the statements of operations (see Note 15).

b) Intangible assets not subject to amortization

The Corporation holds several trademark registrations in Canada and the United States. The carrying amounts of $95 (2009 – $85) are representative of actual costs incurred to date in registering trademarks. Trademarks are still deemed to have an indefinite useful life, and are therefore not amortized. They continue to be tested for impairment if impairment indicators exist.

9.	GOODWILL

Goodwill of $4,205 (2009 – $4,205) relates entirely to the excess of the purchase price over the fair values of the business assets of MilePoint, Inc. acquired in 2004. In accordance with the CICA Handbook Section 3064, “Goodwill and Intangible Assets,” an impairment assessment of goodwill occurs annually at year end. As at December 31, 2010 and 2009, there has been no impairment.

10.	OTHER ASSETS

Other assets include the non-current portion of certain loyalty reward currencies held by the Corporation that are used in Points.com promotional activities and the non-current portion of deferred costs. The current portion of assets is recorded in prepaid expenses and other assets.

In December 2010, the Corporation recorded an impairment charge of $72 related to the carrying value of prepaid reward currencies of a loyalty program. In the statements of operations, the impairment charge is included in the Impairment of long-lived assets line (see Note 15).

11.	CAPITAL STOCK

Authorized

     Unlimited common shares

     Unlimited preferred shares

Issued

The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance December 31, 2009 and 2008	14,982,071	$56,662
Exercise of stock options (i)	3,998	21
Balance December 31, 2010	14,986,069	$56,683

i) 3,998 options previously issued to employees were exercised at CAD$4.60 per share.

On January 31, 2011, the Corporation completed its previously announced share consolidation of its common shares through a one-for-ten reverse split. The pre-consolidation balance of common shares is 149,860,939 (2009 – 149,820,940). Pursuant to the reverse stock split, shareholders will receive one new common share for every ten shares held. No fractional shares were issued as a result of the share consolidation, and in the event that a shareholder would otherwise be entitled to receive a fractional share, such fraction will be rounded down to the nearest whole number. The number of shares, options, and price per share and options disclosed in these consolidated financial statements have been adjusted to reflect the share consolidation.

12.	STOCK OPTIONS

a)	Stock option plan

The Corporation has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire five years from the grant date. In October 2010, the shareholders of the Corporation approved an increase in the maximum number of issuable shares under the stock option plan from 1,800,000 to 2,250,000.

	December 31, 2010	December 31, 2009
Options authorized by shareholders	2,250,000	1,800,000
Less: options exercised	(685,224)	(681,226)
Net options authorized	1,564,776	1,118,774
Less: options issued & outstanding	(873,994)	(921,484)
Options available to grant	690,782	197,290

b)	Stock options

Stock-based compensation plan

At December 31, 2010, the Corporation had one stock-based compensation plan, which is described above. The Corporation accounts for stock options granted under this plan in accordance with the fair value based method of accounting for stock-based compensation. The estimated fair value of the options that are ultimately expected to vest is recorded over the option’s vesting period and charged to stock-based compensation. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. The compensation cost that has been charged against income and included in employment costs for this plan is $576 for 2010 (2009 - $683).

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in years 2006 to 2010: dividend yield of nil for all five years; expected volatility is calculated for each grant date and has ranged from 29% to 83%, risk-free interest rate has ranged from 1.8% to 4.4% with an expected life of 3 years. The fair value of options granted in 2010 and 2009 were calculated using the following weighted assumptions:

	2010	2009
Dividend yield	nil	nil
Risk-free rate	2.71%	2.21%
Forfeiture rate	24%	36%
Expected volatility	81.69%	69.1%
Expected life of options	3	3

A summary of the status of the Corporation’s stock option plan as of December 31, 2010 and 2009, and changes during the years ended on those dates are presented below.

	2010		2009
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price (in
	Options	(in CAD$)	Options	CAD$)
Beginning of year	921,484	$11.06	849,405	$12.47
Granted	255,050	4.92	189,110	4.41
Exercised	(3,998)	4.60	-	-
Expired	(56,131)	8.73	(39,636)	12.29
Forfeited	(242,411)	11.70	(77,395)	9.71
End of year	873,994	$9.27	921,484	$11.06
Exercisable at end of year	502,277	$11.67	537,886	$11.98

Weighted average fair value of options granted	CAD$2.65		CAD$1.97

	Options outstanding			Options exercisable
		Weighted	Weighted
		average	average		Weighted
		remaining	exercise		average
Range of Exercise	Number	contractual life	price (in	Number	exercise price
Prices (in CAD$)	of options	(years)	CAD$)	of options	(in CAD$)
$0.10 to $4.99	305,047	3.76	$4.48	59,202	$4.38
$5.00 to $9.99	238,031	2.43	$7.63	141,965	$8.46
$10.00 to $14.99	176,450	1.33	$12.18	172,530	$12.22
$15.00 to $19.99	151,966	1.97	$17.82	126,914	$17.76
$20.00 and over	2,500	2.15	$23.74	1,666	$23.74
	873,994			502,277

	Exercise price equals		Exercise price exceeds
	market price on grant		market price on grant
		Weighted		Weighted
		average		average
Range of Exercise	Number	exercise price	Number	exercise price
Prices (in CAD$)	of options	(in CAD$)	of options	(in CAD$)
$0.10 to $4.99	180,425	$4.60	-	-
$5.00 to $9.99	51,875	$5.05	22,750	$7.16

The expense to be recognized in future periods from the options outstanding at year-end using the year end foreign exchange rate is estimated to be $346 (2009 – $663).

13.	CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

Contributed surplus – January 1, 2009	$7,615
Employee stock option expense	683
Contributed surplus – December 31, 2009	8,298
Employee stock option expense	576
Fair value of stock options exercised	(3)
Contributed surplus – December 31, 2010	$8,871

14.	OPERATING EXPENSES

Operating expenses are comprised of:

	2010	2009
Office expenses, travel and personnel	$1,731	$1,318
Professional fees	1,266	889
Insurance, bad debts and governance	562	587
	$3,559	$2,794

15.	IMPAIRMENT OF LONG-LIVED ASSETS

In December 2010, the Corporation recorded an impairment charge to long-lived assets amount related to the following assets:

	2010	2009
Internal use software and technology (Note 8)	$95	$-
Patents (Note 8)	508	-
Impairment of intangible assets	603	-
Prepaid reward currencies (Note 10)	72	-
Impairment of long-lived assets	$675	$-

16.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2010	2009
Net income for basic earnings per share available to common shareholders	$1,956	$64
Effect of dilutive instruments outstanding	-	-
Net income for basic and diluted earnings per share available to common shareholders	$1,956	$64

Weighted average number of common shares outstanding – basic	14,983,137	14,982,071
Effect of dilutive securities – stock-based compensation	87,014	-

Weighted average number of common shares outstanding – diluted	15,070,151	14,982,071

Earnings per share - reported
Basic	$0.13	$0.00
Diluted	$0.13	$0.00

a)	Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b)	Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time issuance, if later.

Employee Stock Options

In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased if using the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. Stock options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

17.	STATEMENT OF CASH FLOWS

a)	Changes in non-cash balances related to operations are as follows:

	2010	2009
Decrease (increase) in security deposits	$340	$(213)
Decrease (increase) in funds receivable from payment processors	1,231	(789)
Decrease (increase) in accounts receivable	(147)	541
Decrease in deferred costs	99	170
Decrease (increase) in prepaid expenses and other assets	(359)	789
Decrease (increase) in other assets	327	(199)
Increase (decrease) in accounts payable and accrued liabilities	694	(130)
Increase (decrease) in other liabilities	670	(436)
Increase in payable to loyalty program partners	1,122	4,248
	$3,977	$3,981

b)	Cash and cash equivalents consists of cash and term deposits.

17.	CAPITAL DISCLOSURES

The Corporation defines its capital as follows:

     (i) Shareholders’ equity;

     (ii) Cash and cash equivalents and restricted cash.

The amounts included in the Corporation’s capital are as follows:

	2010	2009
Shareholders’ equity	$15,778	$12,931
Cash and cash equivalents and restricted cash	$30,239	$27,216

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or different characteristics. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements.

The Corporation does not have any externally imposed capital compliance requirements other than restricted cash. There were no changes in the Corporation’s approach to capital management during the period.

19.	FINANCIAL INSTRUMENTS

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the balance sheet: funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, fair value approximates their carrying value at December 31, 2010 and December 31, 2009 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment can be required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at December 31, 2010 and 2009 are as follows:

2010	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents (Note 17)	$28,463	$-	$-	$28,463
Restricted cash	1,776	-	-	1,776
Canadian dollar forward contracts (i)	-	430	-	430
	$30,239	$430	$-	$30,669

i) The carrying values of the Corporation’s forward contracts is included in prepaid expenses and other assets in the consolidated balance sheets.

2009	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$26,414	$-	$-	$26,414
Restricted cash	802	-	-	802
	$27,216	$-	$-	$27,216

Credit risk

The Corporation’s cash and cash equivalents and restricted cash held as collateral subject the Corporation to credit risk. The Corporation has term deposits, as per its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents, term deposits, rated as A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various Loyalty Currency Services to these loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis which means the Corporation’s exposure to bad debts is not significant.

As at December 31, 2010, the aging of accounts receivable is as follows:

	2010	2009
Current	$1,381	$1,269
Past due 31–60 days	404	367
Past due 61–90 days	143	127
Past due over 90 days	146	152
Trade accounts receivable	2,074	1,915
Less: allowance for doubtful accounts	(20)	(8)
	$2,054	$1,907

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2010	2009
Balance, beginning of year	$8	$63
Provision for doubtful accounts	13	8
Bad debts written off, net of recoveries, and other	(1)	(63)
Balance, end of year	$20	$8

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of operations and comprehensive income, and is net of any recoveries that were provided for in a prior period.

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Liquidity risk

Liquidity risk is the risk that the Corporation may not have cash available to satisfy financial liabilities as they come due. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2010:

		Contractual Cash Flow Maturities
	Carrying	Total	Within 1	1 year to	3 years and
	Amount		year	3 years	beyond
Accounts payable and accrued liabilities	$3,781	$3,781	$3,781	$-	$-
Payable to loyalty program partners	31,337	31,337	31,337	-	-
Operating leases (i)	-	4,722	754	1,441	2,527
Principal revenue (i)	-	97,342	24,064	54,977	18,301
	$35,118	$137,182	$59,936	$56,418	$20,828

i) For further explanation on these contractual cash flows refer to Note 23.

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to support these financial liabilities.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar and the Euro. The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements. Revenues earned from the Corporation’s partners stationed in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar. As at December 31, 2010, forwards with a notional value of $8,720, a carrying value of $430, and settlement dates extending to November 2011, have been designated as cash flow hedges for hedge accounting treatment under CICA Handbook Section 3865, “Hedges” (“Section 3865”). These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses. As at December 31, 2010, all hedges were considered effective with no ineffectiveness recognized in income.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain of translating certain non-US dollar balance sheet accounts, a strengthening US dollar will lead to a FX loss while a weakening US dollar will lead to an FX gain. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s loss by $125 (2009 – $96).

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As of December 31, 2010	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		1.0001	1.5471	1.3253	1.0632
Financial assets (in thousands of dollars)
Cash and cash equivalents	$28,463	462	1,572	2,957	40
Restricted cash	1,776	376	-	-	-
Funds receivable from payment processors	4,624	-	363	743	3
Security deposits	2,123	-	66	198	2
Accounts receivable	2,054	209	425	30	-
	$39,040	1,047	2,426	3,928	45
Financial liabilities
Accounts payable and accrued liabilities	$3,781	984	434	39	-
Payable to loyalty program partners	31,337	10	1,449	3,644	17
	$35,118	994	1,883	3,683	17

20.	INCOME TAXES

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the income (loss) before provision for income taxes. The reasons for these differences are as follows:

	2010	2009
Income tax expense (recovery) at statutory rate 31% (2009 – 33%)	$553	$(92)
Increase (decrease) in taxes resulting from:
Lower effective income tax rates in foreign jurisdictions	28	12
Lower effective income tax rate on future taxes	(23)	505
Tax cost of non-deductible items	301	240
Change in foreign exchange rates	(18)	100
Recognition of tax benefit on loss carry-forwards	(1,229)	(672)
Other	216	(437)
Income tax recovery	$(172)	$(344)

The Corporation has non-capital loss carry-forwards for income tax purposes in the amount of approximately $21,751. The losses may be used to reduce future years' taxable income and expire approximately as follows:

			Jurisdictions
	Total USD	Canada	United Kingdom	United States

2011	$4,922	$4,922	$-	$-
2015	5,663	5,663	-	-
2022 - 2029	9,107	6,147	-	2,960
No expiry	2,059	-	2,059	-
Total	$21,751	$16,732	$2,059	$2,960

The nature and tax effects of the items that give rise to significant portions of the future income tax assets are as follows:

	2010	2009

Losses carried forward	$5,928	$8,417
Property and equipment	3,174	2,828
Share issue costs	91	140
Forward exchange contracts	(134)	-
Reserves	29	86
	9,088	11,471
Valuation allowance	(8,104)	(10,526)
Net future income tax asset	$984	$945

The Corporation has capital losses of $5,356 (2009 – $5,356) which can be carried forward indefinitely and are not included as part of the future tax asset.

21.	GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	2011	2012	2013	2014	2015+
Operating lease(1)	$4,722	$754	$706	$735	$714	$1,813
Principal revenue(2)	97,342	24,064	35,965	19,012	18,301	-
	$102,064	$24,818	$36,671	$19,747	$19,015	$1,813

(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.

(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

In addition, the Corporation is involved in a legal proceeding incidental to the normal course of business. The Corporation is of the view that although the outcome of such litigation cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Corporation’s consolidated financial position or results of operations.

22.	SEGMENTED INFORMATION

The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry in each of 2010 and 2009 whose operating results were regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available.

Enterprise-wide disclosures - Geographic information

	2010	2009

Revenue
United States	$73,534	$67,873
Europe	20,900	11,167
Canada and other	1,244	739
	$95,678	$79,779

Revenue
United States	77%	85%
Europe	22%	14%
Canada and other	1%	1%
	100%	100%

At December 31, 2010 and 2009, substantially all of the Corporation's assets were in Canada.

23.	DEPENDENCE ON LOYALTY PROGRAM PARTNERS

For the year ended December 31, 2010, there were three loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 81% (three customers in 2009 represented 81%) of the Corporation’s total revenue. In addition, 37% of the Corporation's amount payable to loyalty program partners is due to these three partners (three partners in 2009 represented 16%).

24.	RESTRUCTURING CHARGES

In 2009, the Corporation undertook a restructuring of its operating expenses in anticipation of expected efficiencies it would achieve from its new technology platform. Under the restructuring, the Corporation reduced the number of full-time equivalents by approximately 20%, which included both employees and contractors. Accordingly, the Corporation incurred restructuring charges of $332 comprised of employee severance and benefit arrangements. The Corporation paid $178 during 2009 and $154 during 2010 in severance costs and has no remaining obligation at December 31, 2010.

25.	US GAAP RECONCILIATION

In 2010 and 2009, there were no significant differences reported in the consolidated financial statements between Canadian GAAP and US GAAP.

Accounting Pronouncements Not Yet Adopted

Revenue recognition

In October 2009, the FASB issues ASU No. 2009-13, “Revenue Recognition (Topic 605) – Multiple Deliverable Revenue Arrangements”. ASU No. 2009-13 provides amendments to the criteria in Subtopic 605-25 for separating consideration into multiple-deliverable arrangements, including expanded disclosure requirements. As a result of these amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing US GAAP to more closely reflect the underlying economics of transactions. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. This guidance will be effective for the Corporation beginning in fiscal 2011. The Corporation does not expect this guidance to have an effect on its financial statements.